UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Appointment of CFO

On October 28, 2025, Nuvini Group Limited (Nasdaq: NVNI) (the “Company”) announced the appointment of Roberto Otero as Chief Financial Officer, effective November 3, 2025. Mr. Otero will succeed Luiz Busnello who will transition from his current role as CFO and remain actively involved with the Company as a board member.

Mr. Otero brings more than two decades of experience across global capital markets and corporate finance. He spent over a decade at Bank of America Merrill Lynch, where he served as a Director in Equity Research. Most recently, he was CFO of Eurofarma’s International Operations, where he oversaw financial strategy, cash flow, and treasury across 23 countries. He also served as CFO of Arco Educação, a leading education-technology platform.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 28, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: October 30, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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